

Investor Relations: Anjali Aggarwal
Media Relations: Ann Imes
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results
for the Second Quarter and First Half of 2022

Company reports EPS of $2.68, Economic EPS of $4.03 in the second quarter of 2022

▶ Net income (controlling interest) of $109 million, Economic Net Income of $161 million
▶ Adjusted EBITDA of $213 million and Economic Earnings per share of $4.03
▶ Repurchased $80 million in common stock and $45 million of junior convertible debt securities

WEST PALM BEACH, FL, August 1, 2022 — Affiliated Managers Group, Inc. (NYSE: AMG) today reported its financial and operating results for the second quarter and six months ended June 30, 2022.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG reported Economic Earnings per share of $4.03 for the second quarter, in line with the year-ago quarter, demonstrating the earnings resiliency of our business amid heightened market volatility. Net client cash flows were driven by client de-risking, particularly within global equities, which offset continued strength in our liquid and illiquid alternatives and ESG strategies.

"The market environment has fundamentally changed, and as prior cycles have demonstrated, periods of market dislocation present meaningful opportunities for AMG and our diverse array of independent Affiliates. As owners of their businesses, our Affiliates are directly aligned with their clients and intensely focused on delivering excellent long-term returns. Challenging markets provide opportunities for the highest-quality independent firms to outperform, and our Affiliates have long-term track records of doing so. AMG's ability to deliver stable earnings during periods of macroeconomic uncertainty is enhanced by the broad range of differentiated liquid alternative, private markets, and value-oriented strategies offered by our Affiliates; their strong performance records, along with AMG's business momentum, support our positive outlook for 2022.

"More broadly, we remain focused on the ongoing execution of our growth strategy supported by our strong and flexible capital position. With AMG's proven ability to invest in attractive growth opportunities and consistently return capital to shareholders across market cycles, we are well-positioned to generate differentiated performance in the forward environment and create long-term shareholder value."

FINANCIAL HIGHLIGHTS	Three Months Ended		Six Months Ended	
(in millions, except as noted and per share data)	**6/30/2021**	**6/30/2022**	**6/30/2021**	**6/30/2022**
Operating Performance Measures				
AUM (at period end, in billions)	$ 755.7	$ 690.9	$ 755.7	$ 690.9
Average AUM (in billions)	752.1	728.1	742.8	757.7
Net client cash flows (in billions)	(8.1)	(11.4)	(15.6)	(13.6)
Aggregate fees	1,185.6	1,179.6	2,600.0	2,510.0
Financial Performance Measures				
Net income (controlling interest)	$ 109.0	$ 109.4	$ 258.9	$ 255.4
Earnings per share (diluted) [1]	2.55	2.68	5.96	6.10
Supplemental Performance Measures [2]				
Adjusted EBITDA (controlling interest)	$ 227.3	$ 213.4	$ 474.1	$ 468.7
Economic net income (controlling interest)	171.2	160.5	356.0	350.5
Economic earnings per share	4.03	4.03	8.30	8.67

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

Capital Management

During the second quarter of 2022, the Company repurchased approximately $80 million in common stock as well as $45 million of junior convertible debt securities, bringing total year-to-date equity and convertible debt repurchases to approximately $265 million and $60 million, respectively, and announced a second-quarter cash dividend of $0.01 per share of common stock, payable August 25, 2022 to stockholders of record as of the close of business on August 11, 2022.

About AMG

AMG is a leading partner to independent active investment management firms globally. AMG's strategy is to generate long-term value by investing in a diverse array of high-quality independent partner-owned firms, through a proven partnership approach, and allocating resources across AMG's unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach enables each Affiliate's management team to own significant equity in their firm while maintaining operational and investment autonomy. In addition, AMG offers its Affiliates growth capital, global distribution, and other strategic value-added capabilities, which enhance the long-term growth of these independent businesses, and enable them to align equity incentives across generations of principals to build enduring franchises. As of June 30, 2022, AMG's aggregate assets under management were approximately $691 billion across a broad range of return-oriented strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay and Presentation Information

A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13731425. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT - STATEMENT OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, March 31, 2022	$ 246.1	$ 250.2	$ 159.0	$ 121.4	$ 776.7
Client cash inflows and commitments	11.6	4.8	5.8	6.3	28.5
Client cash outflows	(5.1)	(20.0)	(8.0)	(6.8)	(39.9)
Net client cash flows	**6.5**	**(15.2)**	**(2.2)**	**(0.5)**	**(11.4)**
Market changes	(2.8)	(29.0)	(21.6)	(8.2)	(61.6)
Foreign exchange	(3.0)	(4.9)	(0.8)	(0.9)	(9.6)
Realizations and distributions (net)	(3.0)	(0.0)	(0.1)	(0.1)	(3.2)
Other	(0.0)	0.0	(0.0)	0.0	(0.0)
AUM, June 30, 2022	$ 243.8	$ 201.1	$ 134.3	$ 111.7	$ 690.9

BY STRATEGY - YEAR TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, December 31, 2021	$ 238.2	$ 277.5	$ 170.7	$ 127.4	$ 813.8
Client cash inflows and commitments	22.3	11.5	14.2	11.5	59.5
Client cash outflows	(9.6)	(33.0)	(18.3)	(12.2)	(73.1)
Net client cash flows	**12.7**	**(21.5)**	**(4.1)**	**(0.7)**	**(13.6)**
Market changes	1.1	(48.7)	(31.3)	(13.9)	(92.8)
Foreign exchange	(3.9)	(6.0)	(1.0)	(0.7)	(11.6)
Realizations and distributions (net)	(4.3)	(0.1)	(0.0)	(0.1)	(4.5)
Other	0.0	(0.1)	0.0	(0.3)	(0.4)
AUM, June 30, 2022	$ 243.8	$ 201.1	$ 134.3	$ 111.7	$ 690.9

BY CLIENT TYPE - QUARTER TO DATE	Institutional	Retail	High Net Worth	Total
AUM, March 31, 2022	$ 404.9	$ 230.6	$ 141.2	$ 776.7
Client cash inflows and commitments	11.9	9.9	6.7	28.5
Client cash outflows	(16.7)	(15.9)	(7.3)	(39.9)
Net client cash flows	**(4.8)**	**(6.0)**	**(0.6)**	**(11.4)**
Market changes	(24.4)	(25.4)	(11.8)	(61.6)
Foreign exchange	(4.7)	(4.4)	(0.5)	(9.6)
Realizations and distributions (net)	(3.0)	(0.2)	(0.0)	(3.2)
Other	(0.0)	—	0.0	(0.0)
AUM, June 30, 2022	$ 368.0	$ 194.6	$ 128.3	$ 690.9

BY CLIENT TYPE - YEAR TO DATE	Institutional	Retail	High Net Worth	Total
AUM, December 31, 2021	$ 413.8	$ 252.5	$ 147.5	$ 813.8
Client cash inflows and commitments	24.1	22.7	12.7	59.5
Client cash outflows	(28.8)	(31.5)	(12.8)	(73.1)
Net client cash flows	**(4.7)**	**(8.8)**	**(0.1)**	**(13.6)**
Market changes	(32.8)	(40.7)	(19.3)	(92.8)
Foreign exchange	(5.6)	(5.6)	(0.4)	(11.6)
Realizations and distributions (net)	(3.9)	(0.2)	(0.4)	(4.5)
Other	1.2	(2.6)	1.0	(0.4)
AUM, June 30, 2022	$ 368.0	$ 194.6	$ 128.3	$ 690.9

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)	Three Months Ended	
	6/30/2021	6/30/2022
Consolidated revenue	$ 586.3	$ 604.1
Consolidated expenses:		
Compensation and related expenses	248.9	268.2
Selling, general and administrative	88.6	93.1
Intangible amortization and impairments	8.9	12.5
Interest expense	26.8	27.3
Depreciation and other amortization	4.1	4.7
Other expenses (net)	12.6	(5.2)
Total consolidated expenses	**389.9**	**400.6**
Equity method income (net)[3]	**37.6**	**30.5**
Investment and other income (expense)	21.1	(22.0)
Income before income taxes	255.1	212.0
Income tax expense	70.9	38.0
Net income	**184.2**	**174.0**
Net income (non-controlling interests)	(75.2)	(64.6)
Net income (controlling interest)	**$ 109.0**	**$ 109.4**
Average shares outstanding (basic)	41.6	38.7
Average shares outstanding (diluted)	44.6	44.5
Earnings per share (basic)	**$ 2.62**	**$ 2.83**
Earnings per share (diluted)[1]	**$ 2.55**	**$ 2.68**

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)	Three Months Ended	
	6/30/2021	6/30/2022
Net income (controlling interest)	**$ 109.0**	**$ 109.4**
Intangible amortization and impairments	35.6	43.1
Intangible-related deferred taxes	31.0	12.8
Other economic items	(4.4)	(4.8)
Economic net income (controlling interest)	**$ 171.2**	**$ 160.5**
Average shares outstanding (adjusted diluted)	42.5	39.9
Economic earnings per share	**$ 4.03**	**$ 4.03**
Net income (controlling interest)	**$ 109.0**	**$ 109.4**
Interest expense	26.8	27.3
Income taxes	62.2	35.9
Intangible amortization and impairments	35.6	43.1
Other items	(6.3)	(2.3)
Adjusted EBITDA (controlling interest)	**$ 227.3**	**$ 213.4**

See Notes for additional information.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except per share data)		Six Months Ended	
		6/30/2021	6/30/2022
Consolidated revenue	$	**1,145.4** $	**1,211.4**
Consolidated expenses:			
Compensation and related expenses		495.8	523.2
Selling, general and administrative		167.4	182.6
Intangible amortization and impairments		16.4	25.0
Interest expense		54.3	56.4
Depreciation and other amortization		8.4	8.1
Other expenses (net)		26.1	0.4
Total consolidated expenses		**768.4**	**795.7**
Equity method income (net)[3]		**89.2**	**79.1**
Investment and other income (expense)		53.5	(8.4)
Income before income taxes		519.7	486.4
Income tax expense		121.5	93.8
Net income		**398.2**	**392.6**
Net income (non-controlling interests)		(139.3)	(137.2)
Net income (controlling interest)	$	**258.9** $	**255.4**
Average shares outstanding (basic)		42.1	39.2
Average shares outstanding (diluted)		45.0	48.1
Earnings per share (basic)	$	**6.15** $	**6.52**
Earnings per share (diluted)[1]	$	**5.96** $	**6.10**

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

(in millions, except per share data)		Six Months Ended	
		6/30/2021	6/30/2022
Net income (controlling interest)	$	**258.9** $	**255.4**
Intangible amortization and impairments		76.1	75.0
Intangible-related deferred taxes		39.9	28.5
Other economic items		(18.9)	(8.4)
Economic net income (controlling interest)	$	**356.0** $	**350.5**
Average shares outstanding (adjusted diluted)		42.9	40.5
Economic earnings per share	$	**8.30** $	**8.67**
Net income (controlling interest)	$	**258.9** $	**255.4**
Interest expense		54.3	56.4
Income taxes		110.6	86.4
Intangible amortization and impairments		76.1	75.0
Other items		(25.8)	(4.5)
Adjusted EBITDA (controlling interest)	$	**474.1** $	**468.7**

See Notes for additional information.

CONSOLIDATED BALANCE SHEET

		Period Ended	
(in millions)		12/31/2021	6/30/2022
Assets			
Cash and cash equivalents	$	908.5 $	606.8
Receivables		419.2	399.2
Investments in marketable securities		78.5	66.6
Goodwill		2,689.2	2,660.0
Acquired client relationships (net)		1,966.4	1,905.2
Equity method investments in Affiliates (net)		2,134.4	2,104.1
Fixed assets (net)		73.9	71.3
Other investments		375.2	384.7
Other assets		231.1	270.8
Total assets	$	**8,876.4** $	**8,468.7**
Liabilities and Equity			
Payables and accrued liabilities	$	789.1 $	548.3
Debt[4]		2,490.4	2,534.3
Deferred income tax liability (net)		503.2	493.6
Other liabilities		709.2	700.9
Total liabilities		**4,491.9**	**4,277.1**
Redeemable non-controlling interests		673.9	547.8
Equity:			
Common stock		0.6	0.6
Additional paid-in capital		651.6	651.8
Accumulated other comprehensive loss		(87.9)	(145.7)
Retained earnings		4,569.5	4,828.5
		5,133.8	5,335.2
Less: treasury stock, at cost		(2,347.4)	(2,594.2)
Total stockholders' equity		**2,786.4**	**2,741.0**
Non-controlling interests		924.2	902.8
Total equity		**3,710.6**	**3,643.8**
Total liabilities and equity	$	**8,876.4** $	**8,468.7**

See Notes for additional information.

Notes

(1) Earnings per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock.

Prior to 2022, we excluded any potential dilutive effect from possible share settlements of Redeemable non-controlling interests as we intend to settle in cash. Upon adoption of Accounting Standard Update 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's Own Equity ("ASU 2020-06"), we must assume the settlement of all of our Redeemable non-controlling interests using the maximum number of shares permitted under our arrangements. The issuance of shares and the related income acquired are excluded from the calculation if an assumed purchase of Redeemable non-controlling interests would be anti-dilutive to diluted earnings per share.

We had junior convertible securities outstanding during the periods presented and are required to apply the if-converted method to these securities in our calculation of Earnings per share (diluted). Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2021	6/30/2022	6/30/2021	6/30/2022
Numerator				
Net income (controlling interest)	$ 109.0	$ 109.4	$ 258.9	$ 255.4
Income from hypothetical settlement of Redeemable non-controlling interests, net of taxes	—	6.6	—	30.8
Interest expense on junior convertible securities, net of taxes	4.6	3.5	9.4	7.3
Net income (controlling interest), as adjusted	$ 113.6	$ 119.5	$ 268.3	$ 293.5
Denominator				
Average shares outstanding (basic)	41.6	38.7	42.1	39.2
Effect of dilutive instruments:				
Stock options and restricted stock units	0.9	1.2	0.8	1.3
Hypothetical issuance of shares to settle Redeemable non-controlling interests	—	2.8	—	5.7
Junior convertible securities	2.1	1.8	2.1	1.9
Average shares outstanding (diluted)	44.6	44.5	45.0	48.1

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest), and Economic earnings per share. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash expenses and to improve comparability between periods.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income taxes, depreciation, amortization, impairments, certain Affiliate equity expenses, certain gains and losses, including on general partner and seed capital investments, certain non-income based taxes, and adjustments to our contingent payment obligations. We believe that many investors use this non-GAAP measure when assessing the financial performance of companies in the investment management industry.

Under our Economic net income (controlling interest) definition, we add to Net income (controlling interest) our share of pre-tax intangible amortization and impairments (including the portion attributable to equity method investments in Affiliates), deferred taxes related to intangible assets, and other economic items which include non-cash imputed interest (principally related to the accounting for convertible securities and contingent payment obligations), certain Affiliate equity expenses, and certain gains and losses, including on general partner and seed capital investments. Economic net income (controlling interest) is used by management and our Board of Directors as our principal performance benchmark, including as one of the measures for aligning executive compensation with stockholder value.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, we exclude the potential shares issued upon settlement of Redeemable non-controlling interests from Average shares outstanding (adjusted diluted) because we intend to settle those obligations without issuing shares, consistent with all prior Affiliate equity purchase transactions. The potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

Notes (continued)

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2021	6/30/2022	6/30/2021	6/30/2022
Average shares outstanding (diluted)	44.6	44.5	45.0	48.1
Hypothetical issuance of shares to settle Redeemable non-controlling interests	—	(2.8)	—	(5.7)
Junior convertible securities	(2.1)	(1.8)	(2.1)	(1.9)
Average shares outstanding (adjusted diluted)	42.5	39.9	42.9	40.5

These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share, or other GAAP performance measures. For additional information on our non-GAAP measures, see our Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

(3) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (net):

(in millions)	Three Months Ended		Six Months Ended	
	6/30/2021	6/30/2022	6/30/2021	6/30/2022
Equity method earnings	$ 66.9	$ 65.1	$ 153.7	$ 137.0
Equity method intangible amortization	(29.3)	(34.6)	(64.5)	(57.9)
Equity method intangible impairments	—	—	—	—
Equity method income (net)	$ 37.6	$ 30.5	$ 89.2	$ 79.1

(4) Effective January 1, 2022, the Company adopted ASU 2020-06, which impacted the treatment of our junior convertible securities. The adoption resulted in increases in Debt and beginning Retained earnings of $101.5 million and $4.5 million, respectively, and decreases in Additional paid-in-capital and Deferred income tax liability (net) of $80.6 million and $25.4 million, respectively.

Forward-Looking Statements and Other Matters

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates," or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, pandemics and related changes in the global economy, capital markets and the asset management industry, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, uncertainties relating to closing of pending investments or transactions and potential changes in the anticipated benefits thereof, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings, and other risks, uncertainties, and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by applicable law.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.